SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gleacher & Company, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

377341 10 2
(CUSIP Number)

Steve Wolosky, Esq. Olshan Frome Wolosky LLP 65 East 55th Street New York, New York 10022 (212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 377341 10 2	13D/A	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,464,192 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,464,192 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,192 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D/A	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,566 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,566 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,566 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D/A	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,864 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,864 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,864 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 377341 10 2	13D/A	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,198,864 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,198,864 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,864 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 377341 10 2	13D/A	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,374,454 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,374,454 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374,454 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP NO. 377341 10 2	13D/A	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,374,454 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,374,454 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374,454 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D/A	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Scott Arnold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D/A	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Lee Fensterstock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800,175 shares of Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800,175 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,175 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON IN
*           Includes 2,000,000 shares underlying vested options.  See Item 5.

CUSIP NO. 377341 10 2	13D/A	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Kenneth Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 377341 10 2	13D/A	Page 11 of 19 Pages

1	NAME OF REPORTING PERSON Thomas J. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,666,667 shares of Common Stock*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,666,667 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,666,667 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON IN
*           Represents shares underlying restricted stock units and options that have vested or will vest within 60 days.  See Item 5.

CUSIP NO. 377341 10 2	13D/A	Page 12 of 19 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 18, 2013 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the "Common Stock") of Gleacher & Company, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.  This Amendment No. 1 amends Items 2, 3, 4, 5 and 7 as set forth below.

Item 2.	IDENTITY AND BACKGROUND
Item 2(a) is hereby amended and supplemented as follows:

(a) In connection with CREL’s withdrawal of its nominations described in Item 4, Scott Arnold, Lee Fensterstock, Kenneth Grossman and Thomas J. Hughes are no longer members of a Section 13(d) group with the other Reporting Persons and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 1.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

Clinton used a total of approximately $2,767,277 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by Clinton. Mr. Arnold used a total of approximately $3,540 (excluding brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.  Mr. Fensterstock used a total of approximately $1,038,467 (excluding brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.  Mr. Grossman used a total of approximately $26,400 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported herein as beneficially owned by him.

Funds for the purchase of the Common Stock reported herein as beneficially owned by Clinton were derived from (i) available working capital of SPOT, for the shares of Common Stock held directly by it; (ii) available working capital of CMAG, for the shares of Common Stock held directly by it; (iii) available working capital of CREL, for the shares of Common Stock held directly by it; (iv) available working capital of CASF, for the shares of Common Stock held directly by it; and (vv) margin borrowings described in the following sentence, for the shares of Common Stock held directly by SPOT, CMAG, CREL and CASF. Such Common Stock is held by Clinton in commingled margin accounts, which may extend margin credit to Clinton from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein as beneficially owned by Clinton.

The Common Stock reported herein as beneficially owned by Mr. Arnold was purchased solely with the personal funds of Mr. Arnold and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Fensterstock was purchased with the personal funds of Mr. Fensterstock and represents certain equity awards granted by the Issuer, and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Grossman was purchased solely with the personal funds of Mr. Grossman and none of the proceeds used to purchase the Common Stock reported herein as beneficially owned by him were provided through borrowings of any nature.

The Common Stock reported herein as beneficially owned by Mr. Hughes represents certain equity awards granted by the Issuer.

The shares of Common Stock reported herein as beneficially owned by Mr. Arnold, Mr. Fensterstock and Mr. Grossman are held in either cash accounts or margin accounts in the ordinary course of business.

CUSIP NO. 377341 10 2	13D/A	Page 13 of 19 Pages

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On May 13, 2013, CREL delivered a letter to the Issuer stating that it continues to believe the Common Stock is significantly undervalued, that the most recent quarter showed significant progress in the right direction, and that the Issuer’s tangible book value plus the Issuer’s tax attributes, brand and public company status are worth substantially more than $1 per share.  The letter notes that, over the past several months, CREL has sought to increase its ownership position in the Issuer by offering to purchase blocks of stock from the Issuer’s largest holders at prices significantly above the then and now market prices, but was unable to secure the agreement of any of these parties, including MatlinPatterson, to sell all or a large portion of their stakes in the Issuer.  The letter concluded that, given that CREL has been unsuccessful in its attempts to purchase a large block of Common Stock, it no longer intends to nominate the Nominees for election as directors at the 2013 annual meeting of stockholders of the Issuer and accordingly withdrew its notice of its intent to nominate the Nominees.  CREL reiterated its willingness to invest directly in the Issuer or to otherwise provide assistance with the Issuer’s strategic direction.  The foregoing description of the letter is qualified in its entirety by reference to the letter, which is attached as Exhibit 4 hereto and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)   The aggregate number and percentage of shares of Common Stock reported herein are based upon the 122,980,847 shares of Common Stock outstanding as of April 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Securities and Exchange Commission on May 10, 2013.

(i)        SPOT:
(a)	As of May 10, 2013, SPOT may be deemed the beneficial owner of 1,464,192 shares of Common Stock.
Percentage: Approximately 1.2% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 1,464,192 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 1,464,192 shares of Common Stock

CUSIP NO. 377341 10 2	13D/A	Page 14 of 19 Pages

(ii)        CMAG:
(a)	As of May 10, 2013, CMAG may be deemed the beneficial owner of 366,566 shares of Common Stock.
Percentage: Approximately 0.3% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 366,566 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 366,566 shares of Common Stock

(iv)      CREL:
(a)	As of May 10, 2013, CREL may be deemed the beneficial owner of 2,198,864 shares of Common Stock.
Percentage: Approximately 1.8% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 2,198,864 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition 2,198,864 shares of Common Stock

(v)       CRO
(a)	As of May 10, 2013, CRO may be deemed the beneficial owner of 2,198,864 shares of Common Stock.
Percentage: Approximately 1.8% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 2,198,864 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 2,198,864 shares of Common Stock

(v)       CGI:
(a)	As of May 10, 2013, CGI may be deemed the beneficial owner of 4,374,454 shares of Common Stock.
Percentage: Approximately 3.6% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 4,374,454 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 4,374,454 shares of Common Stock

(vi)      Mr. Hall:
(a)	As of May 10, 2013, Mr. Hall may be deemed the beneficial owner of 4,374,454 shares of Common Stock.
Percentage: Approximately 3.6% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 4,374,454 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 4,374,454 shares of Common Stock

CUSIP NO. 377341 10 2	13D/A	Page 15 of 19 Pages

(vii)     Mr. Arnold:
(a)	As of May 10, 2013, Mr. Arnold may be deemed the beneficial owner of 5,000 shares of Common Stock.
Percentage: Approximately 0.0% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 0
2.  Shared power to vote or direct vote: 5,000 shares of Common Stock
3.  Sole power to dispose or direct the disposition: 0
4.  Shared power to dispose or direct the disposition: 5,000 shares of Common Stock

(viii)    Mr. Fensterstock:
(a)	As of May 10, 2013, Mr. Fensterstock may be deemed the beneficial owner of 2,800,175 shares of Common Stock, including 2,000,000 shares underlying vested options.
Percentage: Approximately 2.2% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 2,800,175 shares of Common Stock
2. Shared power to vote or direct vote: 0
3.  Sole power to dispose or direct the disposition: 2,800,175 shares of Common Stock
4.  Shared power to dispose or direct the disposition: 0

(ix)       Mr. Grossman:
(a)	As of May 10, 2013, Mr. Grossman may be deemed the beneficial owner of 40,000 shares of Common Stock.
Percentage: Approximately 0.0% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 40,000 shares of Common Stock
2.  Shared power to vote or direct vote: 0
3.  Sole power to dispose or direct the disposition: 40,000 shares of Common Stock
4.  Shared power to dispose or direct the disposition: 0

(x)        Mr. Hughes:
(a)	As of May 10, 2013, Mr. Hughes may be deemed the beneficial owner of 2,666,667 shares of Common Stock underlying restricted stock units and options that have vested or will vest within 60 days.
Percentage: Approximately 2.1% as of May 10, 2013.
(b)	1. Sole power to vote or direct vote: 2,666,667 shares of Common Stock
2.  Shared power to vote or direct vote: 0
3.  Sole power to dispose or direct the disposition: 2,666,667 shares of Common Stock
4.  Shared power to dispose or direct the disposition: 0

(b)                 By virtue of its investment management agreement with CREL, CRO has the power to vote or direct the voting, and to dispose or direct the disposition, of the 2,198,864 shares of Common Stock beneficially owned by CREL.  By virtue of its investment management agreements with SPOT and CMAG, its ownership of CRO and a sub-advisory agreement governing CASF that beneficially owns 344,832 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 4,374,454 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CASF.  By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.  Mr. Arnold has shared voting and dispositive power with his wife over the 5,000 shares of Common Stock beneficially owned by him.  Mr. Fensterstock has sole voting and dispositive power over the 2,800,175 shares of Common Stock beneficially owned by him.  Mr. Grossman has sole voting and dispositive power over the 40,000 shares of Common Stock beneficially owned by him.  Mr. Hughes has sole voting and dispositive power over the 2,666,667 shares of Common Stock beneficially owned by him.

(c)                 Information concerning transactions in the Common Stock effected by the Reporting Persons since the initial Schedule 13D is set forth in Appendix B hereto and is incorporated herein by reference.  Unless otherwise indicated, all of such transactions were effected in the open market.

(d)                 No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)                 As of May 13, 2013, in connection with CREL’s withdrawal of its nominations described in Item 4, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

CUSIP NO. 377341 10 2	13D/A	Page 16 of 19 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding the following Exhibit:
Exhibit	Description
4	Letter to the Issuer, dated May 13, 2013

CUSIP NO. 377341 10 2	13D/A	Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 13, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.
By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CUSIP NO. 377341 10 2	13D/A	Page 18 of 19 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ John Hall
John Hall, as attorney-in-fact for Scott Arnold, Lee Fensterstock and Kenneth Grossman

CUSIP NO. 377341 10 2	13D/A	Page 19 of 19 Pages

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE REPORTING PERSONS SINCE THE FILING OF THE INITIAL SCHEDULE 13D

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person since the filing of the initial Schedule 13D.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased	Price Per Share ($)
10-May-13	30,190	0.6819

CMAG

Trade Date	Shares Purchased	Price Per Share ($)
10-May-13	10,065	0.6819

CREL

Trade Date	Shares Purchased	Price Per Share ($)
10-May-13	50,317	0.6819

CASF

Trade Date	Shares Purchased	Price Per Share ($)
10-May-13	10,063	0.6819